Exhibit 99.1

Brera Holdings PLC (d/b/a Solmate Infrastructure) Provides Update on Expected Timing of Previously
Approved Reverse Share Split

Company Expects Reverse Share Split to Become Effective on or About May 14, 2026, Subject to Nasdaq Processing

Dublin, Ireland, May 5, 2026 — Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), today provided an update on the expected timing of its previously approved 1-for-10 reverse share split (the “Reverse Share Split”) of the Company’s ordinary shares.

The Company’s board of directors approved the Reverse Share Split on May 1, 2026, following shareholder approval at an extraordinary general meeting held on April 7, 2026, as previously disclosed.

The Company has submitted a Nasdaq Company Event Notification Form to The Nasdaq Stock Market LLC (“Nasdaq”) and currently expects the Reverse Share Split to become effective on or about May 14, 2026, subject to Nasdaq’s processing of the notification and the completion of customary administrative steps.

Subject to the foregoing, the Company expects that its Class B ordinary shares will continue to trade on The Nasdaq Capital Market tier of The Nasdaq Stock Market LLC under the symbol “SLMT” and will begin trading on a split-adjusted basis on or about May 14, 2026. Upon the effectiveness of the Reverse Share Split, the current 83,874,383 Class B ordinary shares outstanding will be combined and consolidated into 8,387,438 shares of Class B ordinary shares.

The Reverse Share Split is intended to enable the Company to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company to maintain a minimum bid price of at least $1.00 per share for continued listing on Nasdaq.

Additional information about the Reverse Share Split can be found in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2026, and subsequent Report(s) on Form 6-K, which are or will be available free of charge at the SEC’s website, www.sec.gov, and on the Company’s website at www.solmate.com.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. For additional information, please visit www.solmate.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the effectuation of the Reverse Share Split; the Company’s ability to regain compliance with the Minimum Bid Price Rule; and the Company’s expectation that it will regain compliance with the Minimum Bid Price Rule once the Reverse Share Split is effectuated. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq hearings panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Investors

John Ragozzino Jr., CFA

Solmate@icrinc.com